================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                             _______________________

                          NET 1 UEPS TECHNOLOGIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    64107N206
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                  AUGUST 8, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------------                                ----------------------
64107N206                                                          Page 2 of 18
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                          Page 3 of 18
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 80, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                          Page 4 of 18
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                          Page 5 of 18
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments III, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                          Page 6 of 18
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments IV, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                          Page  7 of 18
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                          Page  8 of 18
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     3,409,091
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      3,409,091
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,409,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
64107N206                                                          Page  9 of 18
--------------------------                                ----------------------


ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of NET1 UEPS TECHNOLOGIES, INC., a Florida corporation (the "Company"). The address of the principal executive office of the Company is Provident Place, 4th Floor, Cmr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa.


ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic LLC, a Delaware limited liability company ("GA"), General Atlantic Partners 80, L.P., a Delaware limited partnership ("GAP 80"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestments III, LLC, a Delaware limited liability company ("GAPCO III"), GAP Coinvestments IV, LLC, a Delaware limited liability company ("GAPCO IV"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GA, GAP 80, GapStar, GAPCO III, GAPCO IV and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located at c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

          GA is the general partner of GAP 80. GA is also the sole member of GapStar. GmbH Management is the general partner of KG. The Managing Directors of

--------------------------                                ----------------------
64107N206                                                          Page 10 of 18
--------------------------                                ----------------------


GA are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the "GA Managing Directors"). As discussed under Item 4 below, Mr. Wendelstadt has been designated by GA to be appointed as a director of the Company. The managing members of GAPCO III and GAPCO IV are GA Managing Directors. The business address of each of the GA Managing Directors (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. The business address of Mr. Havaldar is Room 222, The Taj Mahal Tower, Apollo Bunder, Mumbai 400 001, India. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue NW, Washington DC 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. Each of the GA Managing Directors, other than Messrs. Esser, Havaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Feng is a citizen of the United States and Taiwan; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

          None of the Reporting Persons and none of the individuals listed above has, during the last five years, been (i) convicted in a criminal proceeding

--------------------------                                ----------------------
64107N206                                                          Page 11 of 18
--------------------------                                ----------------------


(excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On August 8, 2005, GAP 80, GAPCO III, GAPCO IV, GapStar and KG acquired an aggregate of 3,409,091 shares of Common Stock from certain selling shareholders for an aggregate purchase price of $75.0 million in a private placement (the "Private Placement").

          The funds to purchase shares of Common Stock in the Private Placement were obtained from contributions from partners of GAP 80 and KG, the members of GAPCO III and GAPCO IV, and available capital of GapStar.


ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in private transactions, depending upon the Reporting Person's evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

          Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investment in the Common Stock.

          Pursuant to the Stock Purchase Agreement, dated July 18, 2005, among the Company, GAP 80, GAPCO III, GAPCO IV, GapStar, KG and certain other parties

--------------------------                                ----------------------
64107N206                                                          Page 12 of 18
--------------------------                                ----------------------


named therein (the "Stock Purchase Agreement"), the Company has agreed to add one seat to its board of directors and cause to be elected to the board of directors one person designated by GA, who shall initially be Florian Wendelstadt. Otherwise, none of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through
(j) of Item 4.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof, GA, GAP 80, GapStar, GAPCO III, GAPCO IV, KG and GmbH Management each own of record, no shares of Common Stock, 3,105,138 shares of Common Stock, 63,920 shares of Common Stock, 186,041 shares of Common Stock, 48,665 shares of Common Stock, 5,327 shares of Common Stock and no shares of Common Stock, respectively, representing 0.0%, 8.2%, 0.2%, 0.5%, 0.1%, 0.0% and 0.0% of the Company's issued and outstanding shares of Common Stock.

          By virtue of the fact that (i) GA is the general partner of GAP 80,
(ii) the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are GA Managing Directors, (iii) GA is the sole member of GapStar and (iv) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 3,409,091 shares of Common Stock, or 9.0% of the Common Stock.

          (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 3,409,091 shares of Common Stock that may be deemed to be owned beneficially by each of them.

--------------------------                                ----------------------
64107N206                                                          Page 13 of 18
--------------------------                                ----------------------


          (c) Please see Item 3, which is hereby incorporated by reference. Except as set forth in Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

          (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

          (e)   Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

          As noted above, the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV, and GA is authorized and empowered to vote and dispose of the securities held by GAP 80 and GapStar. The GA Managing Directors are also authorized and empowered to vote and dispose of securities held by KG and GmbH Management. Accordingly, GA and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the shares of Common Stock held by the Reporting Persons, as well as such other action taken on behalf of the Reporting Persons with respect to the shares of Common Stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

--------------------------                                ----------------------
64107N206                                                          Page 14 of 18
--------------------------                                ----------------------


          Pursuant to the Stock Purchase Agreement, the Company has agreed to grant GAP 80, GAPCO III, GAPCO IV, GapStar and KG as a group (collectively, the "General Atlantic Stockholders"), registration rights pursuant to a Registration Rights Agreement to be entered into no later than September 30, 2005, which will provide the General Atlantic Stockholders the right on two separate occasions to require the Company to register shares of Common Stock held by the General Atlantic Stockholders on Form S-3 so long as the General Atlantic Stockholders exercise the first demand registration right after August 8, 2006 and the second demand registration right is exercised after August 8, 2007. The General Atlantic Stockholders will be also be granted customary rights to require the Company to include shares of Common Stock of the General Atlantic Stockholders in any other registration of shares of Common Stock initiated by the Company or other stockholders of the Company. The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to EXHIBIT 2 which is incorporated by reference herein.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

          Exhibit 2: Stock Purchase Agreement, dated July 18, 2005, by and among the Company, GAP 80, GAPCO III, GAPCO IV, GapStar, KG and certain other parties named therein.

          Exhibit 3: Amendment No. 1 to Stock Purchase Agrement, dated August 11, 2005, by and among the Company, GAP 80, GAPCO III, GAPCO IV, GapStar, KG and certain other parties named therein.

--------------------------                                ----------------------
64107N206                                                          Page 15 of 18
--------------------------                                ----------------------


                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2005


                                        GENERAL ATLANTIC LLC

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director


                                        GENERAL ATLANTIC PARTNERS 80, L.P.

                                        By: General Atlantic LLC,
                                            its general partner

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director


                                        GAP COINVESTMENTS III, LLC

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Member


                                        GAP COINVESTMENTS IV, LLC

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Member


                                        GAPSTAR, LLC

                                        By: General Atlantic LLC,
                                            its sole member

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director

--------------------------                                ----------------------
64107N206                                                          Page 16 of 18
--------------------------                                ----------------------



                                        GAPCO GMBH & CO. KG

                                        By: GAPCO Management GmbH,
                                            its general partner

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director


                                        GAPCO MANAGEMENT GMBH

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director